Filed Pursuant to Rule 424(b)(3)
File No. 333-185111

CORPORATE PROPERTY ASSOCIATES 18 — GLOBAL INCORPORATED

Prospectus Supplement No. 3 Dated June 12, 2014

To Prospectus Dated April 25, 2014

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 18 — Global Incorporated, dated April 25, 2014 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 18 — Global Incorporated upon request.

RECENT DEVELOPMENTS

Reallocation of Shares

In May 2013, we commenced our primary offering of up to $1.4 billion in shares of our common stock, including $400.0 million in shares of common stock through our distribution reinvestment plan (“DRIP”).    In May 2014, we announced the termination of sales of our Class A common stock on June 30, 2014 and the potential reallocation of up to $250.0 million of shares registered under our DRIP to our primary offering.  In June 2014, we determined to reallocate the full $250.0 million in shares from the DRIP.

We plan to continue to offer shares of our Class C common stock and offer shares under our DRIP beyond the termination of sales of the Class A shares on June 30, 2014.  As of June 10, 2014, we have issued 84,847,578 Class A Shares ($847,026,328) and 6,787,107 Class C Shares ($63,459,454) in connection with our offering raising aggregate gross proceeds of $910,485,782. In addition, we have issued 406,104 Class A Shares ($3,898,598) and 68,007 Class C Shares ($610,705) through our DRIP.

Suitability Standards

The first sentence in the third paragraph in the “Suitability Standards” section on page 1 of our Prospectus is superseded in its entirety by the following and is also incorporated in the order form:

Alabama, California, Iowa, Kansas, Kentucky, Maine, Massachusetts, Michigan, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oregon, Pennsylvania and Tennessee have established suitability standards in addition to those we have established.

The eleventh paragraph in the “Suitability Standards” section on page 1 of our Prospectus is superseded in its entirety by the following and is also incorporated in the order form:

Michigan and Oregon — Investors must also have a liquid net worth of at least ten times their investment in CPA®:18.

Prior Programs

The paragraph in the “Prior Programs — Liquidity Events” section on page 97 of our Prospectus is superseded in its entirety by the following:

In January 2014, CPA®:16 — Global merged with W. P. Carey as a liquidity event for its stockholders, which was within the time frame for a liquidity event disclosed in CPA®:16 — Global’s offering materials. The average annual return for CPA®:16 — Global was 7.64%. A stockholder that acquired 1,000 shares of CPA®:16 — Global in its initial public offering and held those shares through its January 2014 merger with W. P. Carey received a total value of $17,469, which is comprised of the value of the shares of W. P. Carey received in the merger of $11,373 (based on the $62.15 average closing price of W. P. Carey stock for the 30 days after the closing of the merger) and total cash distributions paid of $6,276. The offering materials for each of CPA®:17 — Global and CWI disclose anticipated timeframes for their boards to seek liquidity alternatives; however, such timeframe has not yet occurred. In no case did the offering materials establish an absolute deadline for completing a liquidity event.